SEDGMAN

ASX/MEDIA RELEASE 24 December 2009

**Simberi Gold litigation**

Sedgman Ltd (ASX:SDM) confirms that its subsidiary Intermet Engineering Pty Ltd ("Intermet") has received a writ filed in the Western Australian Supreme Court by Simberi Gold Company ("Simberi"), a subsidiary of Allied Gold Ltd (ASX: ALD). The writ is seeking damages for alleged breach of contract and alleged breaches of the Trade Practices Act by Intermet.

Intermet denies any liability for the claim and will be strenuously defending the proceedings. Further, Intermet will pursue recovery of the amount of approximately $1.2 million owed by Simberi to Intermet.

The claim will also be referred to Intermet's professional indemnity insurers.

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**For further information contact:**

Mark Read
Managing Director, Sedgman Limited
Ph: (07) 3514 1000
www.sedgman.com.au

Alan Wigan
Chief Financial Officer,
(07) 3514 1000